Exhibit 4.1

DESCRIPTION OF COMMON STOCK

Our class of common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

We have 750,000,000 authorized shares of common stock with a par value of $0.0001 per share.

Holders of our common stock have no preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All of our issued common stock is entitled to share equally in dividends from sources legally available, when, as and if declared by our Board of Directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets available for distribution to holders of common stock.

Our Board of Directors is authorized to issue additional shares of common stock not to exceed the amount authorized by our Articles of Incorporation on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of our common stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote.

Dividends on our common stock may be declared by our Board of Directors in accordance with applicable laws and may be paid in cash, property, or shares of stock, subject to the provisions of our Articles of Incorporation. Our Board has no present intention of declaring any dividends.

Our class of Series A convertible preferred stock ranks on a parity, in all respects, with our common stock, except that each preferred share is entitled to 10 votes and holders of Series A convertible preferred stock are not entitled to receive dividends.